

December 26, 2012

Via E-mail
Mr. Adam Jigang Sun
Chief Financial Officer
Concord Medical Services Holding
18/F, Tower A, Global Trade Center
36 North Third Ring Road East, Dongcheng District
Beijing 100013
People's Republic of China

> **Re: Concord Medical Services Holding**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 25, 2012**
> **File No. 001-34563**

Dear Mr. Sun:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe that a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 5. Operating and Financial Review and Prospects
Critical Accounting Policies
Accounts receivable and allowance for doubtful accounts, page 63

1. Please consider providing disclosure in future filings that addresses the following:
   - How often management evaluates receivables for collectability.
   - Include in a tabular format the aging of your accounts receivable. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification. If your tracking system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for doubtful accounts.

- Any material uncertainties affecting the future realization of revenues such as the uncertainties surrounding the receipt of payments from hospitals.
- Your strategy related to collecting past due amounts.
- Your standard credit terms and, if applicable, explain why days' sales in accounts receivable exceed those terms.
- Your policy with respect to determining when a receivable is recorded as a bad debt and ultimately written off including the following matters:
  - Whether or not and to what extent you use specific identification for recording bad debts;
  - The threshold amount and age for account balance write-offs;
  - Whether or not and to what extent your write-off process is automated or manual;
  - Whether or not accounts are written-off prior to going to legal or collection agencies. If not, quantify the amount included in accounts receivable and the related allowance; and
  - The day's sales outstanding for each period presented and discuss the reasons for significant changes from the prior period.

Results of Operations, page 64

2. Please consider providing in future filings a schedule of lease expirations for each of the next five years, starting with the next fiscal year that includes the number of leases that will expire, the annual revenues represented by the expiring leases and the percentage of annual revenues represented by such leases.

Consolidated Financial Statements
Notes to the Consolidated Financial Statements

3. You disclose that you account for all of your lease rentals and management service arrangements as operating leases. Please provide the disclosures for operating leases where you are the lessor as required by ASC 840-20-50-4b. and 4c.

2. Summary of Significant Accounting Policies
Revenue Recognition
1 Lease and management services, page F-21

4. You disclose that you develop radiotherapy and diagnostic imaging centers through agreements with top-tier hospitals in China and enter into long term lease and management services agreements with the hospitals to lease medical equipment to be used in the centers and to manage the centers in conjunction with the hospital partners. When establishing your revenue recognition policy for the share of profits derived pursuant to these arrangements, you concluded that your lease and management services arrangements contain a lease and a non-lease deliverable, the non-lease deliverable being the management service element. You acknowledge that the arrangement consideration should be allocated between the lease element and the

management service element on a relative fair value basis but because all of the consideration is earned through the contingent rent feature discussed on page F-21, you appear to have allocated no amount to the management services element. Please provide us with your analysis supporting your determination that all of the arrangement consideration should be allocated to the lease element. Tell us how your revenue recognition policy considers the requirements of ASC Topic 605-25 and ASC 840 as applicable to the specifics of your agreements. Please cite the specific accounting literature by topic and paragraph that supports your accounting.

5. You disclose on page 62 that you have entered into both leases and management service arrangements with independent hospitals consisting of terms that range from 6 to 20 years. You also disclose on page F-18 that you depreciate leased medical equipment over the shorter of the term of the contract or 6 to 20 years. Since the estimated useful life of 6 to 20 years is very broad please help us understand how you determined the appropriate useful life of lease medical equipment, including how you determined that the assets would provide economic benefit to you for this period. Please also disclose your accounting policy for recognizing losses associated with unprofitable lease and management service agreements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant